Genufood Energy Enzymes Corp. Two Allen Center 1200 Smith Street, Suite 1600 Houston, TX, 77002 Telephone: (713) 353-8834 Facsimile: (713) 353-4601

August 6, 2013

Via EDGAR

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Riedler:

Re:     Genufood Energy Enzymes Corp. (the “Company”)
           Registration Statement on Form S-1
           Filed July 26, 2013
           File No. 333-190186

I am President of the Company and write this letter on behalf of the Company.  At this time I respectfully apply for an acceleration of the effective date of the Registration Statement for the Company for Thursday, August 8, 2013 at 3:00 p.m. EDT, or as soon thereafter as practicable.

The Company acknowledges that the disclosure in the filing is the responsibility of the Company.  The Company represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

The Company represents that it will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the writer if you have any further questions.

Yours truly,

GENUFOOD ENERGY ENZYMES CORP.

Per: /s/ Yi Lung Lin

Yi Lung Lin

President & C.E.O.

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